SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended January, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
31 January, 2013

ANGOLA PRODUCTION STARTS AT BP-OPERATED PSVM PROJECT

Sociedade Nacional de Combustíveis de Angola (Sonangol E.P.), as the concessionaire, BP Exploration Angola, as the operator, and the partners of Block 31, today announced that production from the PSVM development area in Block 31, offshore Angola, has started.

Initial production comes from three production wells in Plutao field and is expected to ramp up to around 70,000 barrels of oil per day. PSVM is expected to build towards plateau rates of 150,000 barrels of oil per day over the coming year with the additional production from Saturno and Venus fields in 2013 and Marte in 2014.

Bob Dudley, BP group chief executive, said: "PSVM is one of the largest subsea developments in the world and was one of BP's key project start-ups for 2012 as we grow higher-margin production. Over the coming decade, we expect Angola, where we have extensive interests from exploration through to production, to be one of the main hubs delivering growth for BP."

Martyn Morris, Regional President of BP Angola said: "The PSVM start-up is the reward for many years of hard work and collaboration both in Angola and overseas to deliver this world-class project. PSVM is expected to make a significant contribution to Angola´s production output and bring additional revenue to the country. This is a further step in the confirmation of Angola's potential as a global energy player."

The PSVM development consists of four oil fields - Plutão, Saturno, Vénus and Marte - discovered in 2002-04 in water depths of up to 2,000 metres and is the second BP-operated development in Angola.

PSVM produces through a converted hull, floating, production, storage and offloading vessel (FPSO) with 1.6 million barrels of storage capacity and the first FPSO in Angola ultra-deep water. A total of 40 production, gas and water injection wells will be connected to the FPSO through 15 subsea manifolds and associated subsea equipment.

The PSVM development project was developed with more than 20 per cent local content in the manufacture and assembly of key components in Soyo, Dande, Luanda, Porto Amboim and Lobito construction yards.

BP Exploration (Angola) Limited (Block 31) as operator of Block 31 holds 26.67 percent. The other interest owners in Block 31 are Sonangol E.P. (25 percent), Sonangol P&P (20 percent), Statoil Angola A.S. (13.33 percent), Marathon International Petroleum Angola Block 31 Limited (10 percent) and SSI 31 Ltd (5 percent). Sonangol E.P. is the concessionaire.

Notes to editors:

PSVM is located in the north east sector of Block 31, some 400 kilometres north west of Luanda.

Since PSVM start up on 6 December, production has reached over 3,500,000 barrels of oil. The first cargo of 998,000 barrels of "Saturno"-branded crude was offloaded on to the Almi Sky tanker bound for Rotterdam, Netherlands, on 25 December.

Operatorship of Block 31 was awarded to BP Exploration (Angola) Limited in May 1999. The Block covers an area of 5,349 square kilometres and lies in water depths of between 1,500 and 2,500 metres.

BP Exploration (Angola) Limited as operator holds 26.67 percent. The other interest owners in Block 31 are Sonangol E.P. (25 percent), Sonangol P&P (20 percent), Statoil Angola A.S. (13.33 percent), Marathon International Petroleum Angola Block 31 Limited (10 percent) and SSI Block 31 (5 percent). Sonangol E.P. is the concessionaire.

Nineteen discoveries in Block 31 have been announced to date. Future development is expected to comprise multiple hubs similar to the first development (PSVM). The second development for the SE area of Block 31 is in the planning phase.

PSVM is the second BP-operated development in Angola after Block 18's Greater Plutonio which came on stream in October 2007. BP has a 50% interest in Block 18.

BP's involvement with Angola goes back to the mid 1970s. BP has interests in nine blocks (15, 17, 18, 19, 20, 24, 25, 26 and 31) with operatorship of four (18, 19, 24 and 31) and participation in Angola LNG.

Further enquiries:

BP press office, London: +44 (0) 20 7496 4076

Amilcar da Costa, BP Angola, Luanda: +244 2 2263 7408

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 31 January, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary